Room 4561

December 30, 2005

Larry C. Boyd
Senior Vice President, Secretary and
	General Counsel
Ingram Micro Inc.
1600 E. St. Andrew Place
Santa Ana, CA  92705

	Re:	Ingram Micro Inc.
		Form 10-K For the Year Ended January 1, 2005
      Forms 10-Q For the Quarterly Periods Ended April 2, July 2
and
      October 1, 2005
		Forms 8-K Filed on April 28, July 28 and October 27,
2005
		File No. 001-12203

Dear Mr. Boyd,

      We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosures. Please be as detailed as necessary in your explanations. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended January 1, 2005

Note 2 - Significant Accounting Policies

Revenue Recognition, page 43

1. We note that under "specific conditions" you permit customers to return or exchange products and have the following comments:

a. Tell us how your accounting for these return rights complies with each of the criteria set forth in paragraph 6 of SFAS 48.
Describe
the nature of the specific conditions and indicate whether these are included in all of your standard agreements. In addition, your response should address SAB Topic 13A(4)(b);

b. With regard to the valuation allowance presented in Schedule II (page 70), identify the different allowances included in the amount presented. That is, it appears that the allowance includes amounts for doubtful accounts and for sales returns. Tell us, on a disaggregated basis, the amounts related to each allowance, for each period presented and what consideration you have given to separately presenting these amounts.

2. You state that revenue is recognized when the price to the buyer is determinable. Describe the factors that can affect the price and describe circumstances where the price could not be determined.
In
this regard, tell us whether you offer price protection or incentive programs to your customers and if so, the accounting model(s) you follow in recording such transactions (i.e. EITF 01-9 or SFAS 48) and the significance of amounts recorded in all periods presented. Describe the nature of each program and what rights your customers have to receive price protection, either explicitly through contractual terms or implicitly as a result of your historical practices.

3. With regard to your discussion on page 64 of your arrangements with certain finance companies that provide inventory-financing facilities for your customers, tell us the following:

a. Whether such arrangements require you to guarantee your customers` performance under the arrangements. To the extent that such guarantees exist, tell us the total amount of your guarantees and describe your consideration of whether the noncontingent element of any such guarantee, that is, your obligation to stand ready to perform under the guarantee, should be recognized as a separate element of your sales arrangements. Refer to paragraph 9 of FIN 45.

b. How your accounting policies for revenue recognition have considered your assistance in providing financing to resellers, and in some cases, their end-users, to finance sales of your inventory.
That is, tell us how you have considered how your participation in these financing arrangements impacts whether your arrangements contain a fixed and determinable fee.

c. Further, you state that the company`s repurchase obligations relating to inventory cannot be reasonably estimated. Indicate why you believe that your inability to estimate the obligation does not affect the timing of revenue recognition. That is, explain why you believe that the price is determinable upon shipment of the product.

Vendor Programs, page 43

4. With regard to the funds you receive from vendors for price protection, product rebates, marketing, training, product returns, infrastructure reimbursement, promotions and other programs, tell us the following:

a. Describe the specific nature of each type of vendor program, including a discussion of your accounting for each program and the timing surrounding the receipt and recognition of program payments.

b. Discuss how your accounting policies comply with EITF 02-16 and describe the financial statement impact, if any, following your adoption of this standard.

c. Identify all balance sheet accounts associated with, and impacted by, each program. Tell us the balances in each account for each period presented.

d. Quantify the amounts recognized, in each period presented, for each program and identify the income statement classifications where realization is reflected.

e. Describe your consideration of disclosing the impact of these programs within your discussion of results of operations and liquidity disclosures within MD&A.

Note 8 - Income Taxes, page 61

5. Explain why the deferred tax assets for the "allowance on accounts
receivable" increased while the reported account was relatively unchanged. Indicate whether the applicable tax rate used to calculate the deferred tax assets changed. See paragraph 18 of SFAS
109. If so, explain how this event or trend is addressed in your MD&A. In addition, tell us how you determined the amount of deferred tax assets associated with the Net Operating Loss to classify as
current and non-current.   Indicate why you believe that the
classifications are proper. Compare the amount of NOL utilized in the prior two years to the amount classified as non-current.

Form 10-Q for the Quarterly Period Ended October 1, 2005.

6. We note that you adjusted the purchase price allocation associated with the acquisition of Tech Pacific to reflect additional liabilities. Explain why you adjusted goodwill to record the additional liabilities. If a liability had been recorded originally as part of the purchase price allocation, indicate how your accounting for the restructuring accrual complies with EITF 95-3. In this regard, tell us why this adjustment should not be expensed instead.

Forms 8-K filed on April 28, July 28 and October 27, 2005

7. The purpose of your non-GAAP income statement appears to be to reconcile non-GAAP net income to GAAP net income. Your presentation, however, presents numerous adjusted line items and subtotals, each of
which constitutes a separate non-GAAP measure that must be
justified
and individually reconciled to fully conform to the requirements of
Item 10(e)(1)(i) of Regulation S-K. Either delete the non-GAAP statement of operations from all future press releases or expand to present detailed and specific disclosure of the following for each non-GAAP measure:
i. The substantive reasons why management believes the non-GAAP measure provides useful information to investors;
ii. The specific manner in which management uses the non-GAAP measure
to conduct or evaluate its business;
iii. The economic substance behind management`s decision to use the
measure; and
iv. The material limitations associated with the use of the non-
GAAP
measure as compared to the use of the most directly comparable
GAAP
measure and the manner in which management compensates for these limitations when using the non-GAAP measure.
* * * * *

	As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.
      You may contact Tamara Tangen at (202) 551-3443 if you have any questions regarding our comments on the financial statements and related matters. Please contact me at (202) 551-3488 with any other questions.

								Sincerely,



								Stephen G. Krikorian
      							Branch Chief - Accounting


Larry C. Boyd
Ingram Micro Inc.
December 30, 2005
Page 5